UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               Stolt Offshore S.A.
                               -------------------
                                (Name of Issuer)

                         Common Shares, $2.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    861567105
                                    ---------
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                 with copies to:
Stolt-Nielsen Inc.                                   Gregory Pryor, Esq.
Eight Sound Shore Drive                              White & Case LLP
Post Office Box 2300                                 1155 Avenue of the Americas
Greenwich, CT  06836                                 New York, NY 10036
203-625-3667                                         212-819-8200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 January 7, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                  SCHEDULE 13D

-------------------
CUSIP No. 861567105
-------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Jacob Stolt-Nielsen
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7        SOLE VOTING POWER
BENEFICIALLY OWNED                641,975
BY EACH REPORTING                 -------- -------------------------------------
PERSON WITH              8        SHARED VOTING POWER
                                  79,453,060
                                  -------- -------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  641,975
                                  -------- -------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  79,453,060
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          80,095,035
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.04% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


+ Calculated using the number of shares outstanding as of November 30, 2004.

SCHEDULE 13D

-------------------
CUSIP No. 861567105
-------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher (Cayman) Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7        SOLE VOTING POWER
BENEFICIALLY OWNED                0
BY EACH REPORTING                 -------- -------------------------------------
PERSON WITH              8        SHARED VOTING POWER
                                  79,414,260
                                  -------- -------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  0
                                  -------- -------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  79,414,260
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


+ Calculated using the number of shares outstanding as of November 30, 2004.

SCHEDULE 13D

-------------------
CUSIP No. 861567105
-------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher Bank and Trust Company (Cayman) Limited(1)
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7        SOLE VOTING POWER
BENEFICIALLY OWNED                0
BY EACH REPORTING                 -------- -------------------------------------
PERSON WITH              8        SHARED VOTING POWER
                                  79,414,260
                                  -------- -------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  0
                                  -------- -------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  79,414,260
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


+ Calculated using the number of shares outstanding as of November 30, 2004.


-------------------
1 Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861567105
-------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Fiducia Ltd.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7        SOLE VOTING POWER
BENEFICIALLY OWNED                0
BY EACH REPORTING                 -------- -------------------------------------
PERSON WITH              8        SHARED VOTING POWER
                                  79,414,260
                                  -------- -------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  0
                                  -------- -------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  79,414,260
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


+ Calculated using the number of shares outstanding as of November 30, 2004.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861567105
-------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Stolt-Nielsen S.A.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Luxembourg
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7        SOLE VOTING POWER
BENEFICIALLY OWNED                0
BY EACH REPORTING                 -------- -------------------------------------
PERSON WITH              8        SHARED VOTING POWER
                                  79,414,260
                                  -------- -------------------------------------
                         9        SOLE DISPOSITIVE POWER
                                  0
                                  -------- -------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  79,414,260
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68%   +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------


+ Calculated using the number of shares outstanding as of November 30, 2004.

Item 1.  Security and Issuer

         This statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 17, 1998 (as heretofore amended and supplemented by Amendment No. 1 filed with the Commission on July 28, 2004, the "Schedule 13D") on behalf of Mr. Jacob Stolt-Nielsen, Stolt-Nielsen S.A. ("SNSA"), Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Bank and Trust Company (Cayman) Limited1 ("ABTC", and together with Mr. Stolt-Nielsen, SNSA, Fiducia and Ansbacher, the "Reporting Persons") relating to the Common Shares, $2.00 par value (the "Common Shares"), of Stolt Offshore S.A. (the "Company") which is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

          Item 4 of Schedule 13D is hereby amended by adding the following information:

         On January 7, 2005, SNSA issued a press release (the "Press Release") announcing its intention to sell all (or substantially all) of its equity interest in the Company. There can be no assurance that SNSA will be able to sell all or any portion of its equity interest. If SNSA is unable to sell all of its equity interest in the Company, SNSA intends to continue to monitor the performance of its investment in the Company. SNSA may, at any time, and from time to time, purchase additional shares of the Company or may dispose of any and all shares of the Company held by it. SNSA may, from time to time, develop a plan respecting, or propose changes in, the management, the composition of the board of directors, policies, operations, capital structure or business of the Company, including possible recapitalization or sale of the Company. The foregoing description is qualified in its entirety by reference to the Press Release, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated herein by reference. Except as otherwise set forth herein, none of the Reporting Persons and, to the best knowledge of SNSA and Fiducia, none of the persons set forth on Schedules A and B, respectively, have any current plans or proposals that relate to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

          (a) (i) Mr. Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii) ABTC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (v) SNSA may be deemed to be the beneficial owner of Common Shares as set forth on the applicable cover page.

          (vi) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A and Schedule B, the following are the beneficial owners of Common Shares in amounts shown next to their names:

          Niels G. Stolt-Nielsen                                     35,750
          Jan Chr. Engelhardtsen                                     73,050
          Tom Ehret                                                 187,500
          James B. Hurlock                                            3,875
          Christopher J. Wright                                      77,150

          (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition. Where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

          (c) None of the Reporting Persons and none of the persons listed on Schedule A and Schedule B has effected any transactions in the Common Shares during the past 60 days.

          (d) All dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by SNSA for the benefit of SNSA and its shareholders.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In conjunction with the actions proposed in the Press Release, SNSA has engaged and/or may in the future engage, legal and financial advisors to assist it in connection with such actions and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Company.


-------------------
1 Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

Item 7.  Material to be Filed as Exhibits

         Exhibit No.         Description
         -----------         -----------

             99.1            Consent of Ansbacher (Cayman) Limited

             99.2            Consent of Ansbacher Bank and Trust Company
                             (Cayman) Limited

             99.3            Consent of Fiducia Ltd.

             99.4            Consent of Stolt-Nielsen S.A.

             99.5            Press Release dated January 7, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2005
                                                     /s/ Jacob Stolt-Nielsen
                                                     ---------------------------
                                                     Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.   SNSA

     Each person named below is a director or executive officer of SNSA:

                                                          Present Principal
                                                          Occupation or
Name and Citizenship      Business Address                Employment
----------------------    -----------------------------   ----------------------

Jacob Stolt-Nielsen       c/o Stolt-Nielsen Limited       Chairman of the Board
Norwegian                 Aldwych House                   of Stolt-Nielsen S.A.
                          71-91 Aldwych                   and Chairman of the
                          London WC2B 4HN                 Board of Stolt
                          ENGLAND                         Offshore S.A.

Niels G. Stolt-Nielsen    c/o Stolt-Nielsen Limited       Director and Chief
Norwegian                 Aldwych House                   Executive Officer,
                          71-91 Aldwych                   Stolt-Nielsen S.A.
                          London  WC2B 4HN
                          ENGLAND

Roelof Hendriks           c/o CSM NV                      Director,
Dutch                     P.O. Box 349                    Stolt-Nielsen S.A. and
                          1000 AH Amsterdam               Chief Financial
                          THE NETHERLANDS                 Officer, CSM N.V.

James B. Hurlock          46 Byram Drive                  Director,
American                  Greenwich                       Stolt-Nielsen S.A. and
                          Connecticut  06830              Stolt Offshore S.A.

Jacob B. Stolt-Nielsen    c/o Stolt-Nielsen Inc.          Director and Executive
Norwegian                 Eight Sound Shore Drive         Vice President,
                          Greenwich                       Stolt-Nielsen S.A.
                          Connecticut  06836

Christer Olsson           c/o Wallenius Lines AB          Director,
Swedish                   P.O. Box 17086                  Stolt-Nielsen S.A.
                          S-10462 Stockholm
                          SWEDEN

Christopher J. Wright     8 Redcliff Mews                 Director,
British                   London SW10 9JU                 Stolt-Nielsen S.A.
                          ENGLAND

Jan Chr. Engelhardtsen    c/o Stolt-Nielsen Limited       Chief Financial
Norwegian                 Aldwych House                   Officer of
                          71-91 Aldwych                   Stolt-Nielsen S.A.
                          London WC2B 4HN
                          ENGLAND

John G. Wakely            Stolt Tank Containers Leasing   Executive Vice
British                   Ltd.                            President,
                          British American Building       Stolt-Nielsen S.A. and
                          133 Front Street - 4th Floor    Chairman, Stolt Tank
                          P.O. Box HM 3143                Containers Leasing
                          Hamilton HM-12                  Ltd.
                          BERMUDA

Tom Ehret                 Stolt Offshore M.S. Limited     Director and Chief
French                    Dolphin House                   Executive Officer of
                          Windmill Road                   Stolt Offshore S.A.
                          Sunbury-on-Thames
                          Middlesex TW16 7HT
                          UNITED KINGDOM

James S. Lorentzen        Stolt Sea Farm A.S.             Chief Executive
Norwegian                 Grev Wedels Plass 5             Officer, Stolt Sea
                          P.O. Box 370 Sentrum            Farm Holdings plc
                          0102 Oslo NORWAY

Otto H. Fritzner          Stolt-Nielsen Transportation    Chief Executive
                          Group B.V.                      Officer, Stolt-Nielsen
                          Karel Doormanweg 25             Transportation Group
                          Havenno. 565                    Ltd.
                          3115 JD Schiedam
                          THE NETHERLANDS

                                                                     SCHEDULE B

I.       FIDUCIA

         Each person named below is a director or executive officer of Fiducia:

                                                        Present Principal
                                                        Occupation
Name and Citizenship       Business Address             or Employment
--------------------------------------------------------------------------------


Jacob Stolt-Nielsen        c/o Stolt-Nielsen Limited    Chairman of the Board of
Norwegian                  Aldwych House                Stolt-Nielsen S.A. and
                           71-91 Aldwych                Chairman of the Board of
                           London WC2B 4HN              Stolt Offshore S.A.
                           ENGLAND

Jacob B. Stolt-Nielsen     Stolt-Nielsen Inc.           Director and Executive
Norwegian                  Eight Sound Shore Drive      Vice President,
                           Greenwich                    Stolt-Nielsen S.A.
                           Connecticut  06836

Niels G. Stolt-Nielsen     c/o Stolt-Nielsen Limited    Director and Chief
Norwegian                  Aldwych House                Executive Officer,
                           71-91 Aldwych                Stolt-Nielsen S.A.
                           London  WC2B 4HN
                           ENGLAND

John G. Wakely             Stolt Tank Containers       Chairman, Stolt Tank
British                    Leasing Ltd.                Containers Leasing Ltd.
                           British American Building   And Executive
                           133 Front Street -          Vice President,
                           4th floor                   Stolt-Nielsen S.A.
                           P.O. Box HM 3143
                           Hamilton HM-12,
                           BERMUDA

James M. MacDonald         Conyers, Dill & Pearman     Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

                                                        Present Principal
                                                        Occupation
Name and Citizenship       Business Address             or Employment
--------------------------------------------------------------------------------


Dawn C. Griffiths          Conyers, Dill & Pearman      Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

Catharine J. Lymbery       Conyers, Dill & Pearman      Corporate Administrator
Bermudan                   Clarendon House              - Bermuda
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

Charles G. Collis          Conyers, Dill & Pearman      Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

EXHIBIT INDEX
-------------


    Exhibit No.          Description
    -----------          -----------

       99.1              Consent of Ansbacher (Cayman) Limited

       99.2              Consent of Ansbacher Bank and Trust Company (Cayman)
                         Limited

       99.3              Consent of Fiducia Ltd.

       99.4              Consent of Stolt-Nielsen S.A.

       99.5              Press Release dated January 7, 2005